                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  HEMOSOL INC.

    ------------------------------------------------------------------------
                              (Name of the Issuer)

                                  HEMOSOL INC.
                                    MDS INC.
                          MDS LABORATORY SERVICES INC.

    ------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                                  COMMON SHARES

    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    42369K102

    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

     LEE D. HARTWELL             PETER E. BRENT               BRADLEY G. LEGGE
       HEMOSOL INC.                 MDS INC.            MDS LABORATORY SERVICES INC.
2585 MEADOWPINE BOULEVARD  100 INTERNATIONAL BOULEVARD   100 INTERNATIONAL BOULEVARD
   MISSISSAUGA, ONTARIO         TORONTO, ONTARIO              TORONTO, ONTARIO
      CANADA L5N 8H9             CANADA M9W 6J6                CANADA M9W 6J6
       905-286-6200               416-675-6777                  416-675-6777

     ---------------------------------------------------------------------
          (Name, Address and Telephone Numbers of Person Authorized to
  Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           Copy of communications to:

        JEFFREY NADLER, ESQ.                  CHRISTOPHER W. MORGAN, ESQ.
     WEIL, GOTSHAL & MANGES LLP         SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
         767 FIFTH AVENUE                     222 BAY STREET, SUITE 1750
     NEW YORK, NEW YORK 10153                      TORONTO, ONTARIO
           212-310-8000                             CANADA M5K 1J5
                                                      416-777-4700

This Statement is filed in connection with:

a./_/    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b./_/    The filing of a registration statement under the Securities Act of
1933.
c./_/    A tender offer.
d./X/    None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: /__/

                            CALCULATION OF FILING FEE

================================================================================
          Transaction Valuation*           Amount of Filing Fee**
--------------------------------------------------------------------------------
              $3,478,219.04                        $696.00
================================================================================

* Estimated solely for purposes of computing the filing fee. The transaction valuation was based on the product of (i) the 7% equity interest in Hemosol being acquired by MDS pursuant to the Arrangement described herein (equal to 3,930,191 shares based on 56,145,582 Hemosol common shares outstanding as of March 10, 2004, and (ii) $0.885, the average of the high and low prices reported for Hemosol common shares on the Nasdaq National Market on March 17, 2004.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

/_/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                            Form or Registration No.:
Filing Party:                                      Date Filed:

                  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to a proposed arrangement involving Hemosol Inc. ("Hemosol"), its securityholders and MDS Inc. ("MDS"), upon the terms and conditions provided for in the Arrangement Agreement, attached hereto as Exhibit (d)(i). This Transaction Statement is being filed by Hemosol Inc., the subject company, and MDS Inc. and MDS Laboratory Services Inc., affiliates of the subject company. Any capitalized terms used in this Transaction Statement that are not defined in this Transaction Statement shall be as defined in the Notice of Annual and Special Meeting and Management Information Circular of Hemosol Inc. (excluding the Auditors' Consent set forth on page 124 thereto, the "Management Information Circular"), attached hereto as Exhibit (a)(3)(i).

                  Hemosol will submit to its shareholders for approval at the Annual and Special Meeting (the "Meeting") to be held on April 20, 2004 a resolution (the "Arrangement Resolution") approving the Arrangement. In order for the Arrangement to be implemented, the Arrangement Resolution must be passed by:

         - at least two-thirds of all the votes cast by Securityholders voting together as a single class, in person or by proxy, at the Meeting; and

         - a majority of all the votes cast by Minority Shareholders voting, in person or by proxy, at the Meeting.

                  If the Arrangement is approved, on the Effective Date:

         - Shareholders will receive one New Hemosol Share and one Labco Class A Share for each Hemosol Share that they held immediately prior to the Effective Time, and the Hemosol Shares will cease to exist;

         - each Hemosol Convertible Security will become a New Hemosol Convertible Security with terms identical to the relevant Hemosol Convertible Security, other than a reduction of the exercise price by $0.04; and

         - each Hemosol Option will be cancelled and replaced with a New Hemosol Option having vesting and exercise terms identical to those of the cancelled Hemosol Option and an exercise price equal to the exercise price of such cancelled Hemosol Option less $0.04, except that holders of Hemosol Options that so consent will only receive New Hemosol Options in respect of cancelled Hemosol Options that are Specified Hemosol Options and will not receive any New Hemosol Options in respect of cancelled Hemosol Options that are not Specified Hemosol Options.

                  In addition, the New Hemosol Shares will be deemed to be registered under Section 12(g) of the U.S. Exchange Act pursuant to Rule 12g-3(a) of the U.S. Exchange Act.

                  The terms of the Arrangement are summarized in the Management Information Circular under "Summary Term Sheet", "Summary - Effects of the Arrangement", "Summary - The Arrangement" and "The Arrangement".

                  The Management Information Circular setting out the terms of the Arrangement will be sent to shareholders of Hemosol pursuant to the Business Corporations Act (Ontario) and the securities acts of all the provinces of Canada.

                  The information contained in the Management Information Circular, including all Schedules and Annexes thereto (but excluding the Auditors' Consent set forth on page 124 thereto), is expressly incorporated herein by reference, and responses to each items herein are qualified in their entirety by reference to the information contained in the Management Information Circular and the Schedules and Annexes thereto.

                  The information contained or incorporated by reference in this Transaction Statement concerning MDS and MDS Subco, their respective directors, officers and affiliates or the Labs Business is based solely upon information provided to Hemosol by MDS or upon publicly available information. With respect to this information, the Hemosol Board has relied exclusively upon MDS, without independent verification by Hemosol. With respect to any statements made in this Transaction Statement by either MDS or MDS Subco which relate to Hemosol, its directors, officers and affiliates (other than MDS and MDS Subco and their directors and officers), MDS and MDS Subco have relied exclusively upon Hemosol, without independent verification.

                                 SPECIAL FACTORS

                  THE INFORMATION CONTAINED IN ITEMS 7, 8 AND 9
                     HEREOF CONSTITUTES SPECIAL FACTORS, AND
                 SPECIAL CONSIDERATION SHOULD BE GIVEN THERETO.

ITEM 1. SUMMARY TERM SHEET.

Regulation M-A
Item 1001

                  The information set forth in the Management Information Circular under "Summary Term Sheet" is incorporated herein by reference. The Management Information Circular has been filed as Exhibit (a)(3)(i) to this Schedule 13E-3.

ITEM 2. SUBJECT COMPANY INFORMATION.

Regulation M-A
Item 1002

(a) The information set forth in the Management Information Circular in the second paragraph under "Hemosol Prior to the Arrangement" is incorporated herein by reference.

(b) The securities which are the subject of the Rule 13e-3 transaction are the Hemosol Shares. The information set forth in the Management Information Circular under "General Proxy Matters - Voting Securities and Principal Holders Thereof" is incorporated herein by reference.

(c) The information set forth in the Management Information Circular under "Hemosol Prior to the Arrangement - Price Range and Trading Volume of Hemosol Shares" is incorporated herein by reference.

(d) The information set forth in the Management Information Circular under "Hemosol Prior to the Arrangement - Dividend Policy" and "Labco After the Arrangement - Description of Share Capital" is incorporated herein by reference.

(e) The information set forth in the Management Information Circular under "Hemosol Prior to the Arrangement - Previous Distributions" is incorporated herein by reference.

(f)               Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A
Item 1003

(a)-(c) This Schedule 13e-3 is being filed by Hemosol, MDS Inc. and MDS Subco. Hemosol is the subject company for purposes of
                  Schedule 13e-3. The information set forth in the Management Information Circular in the second paragraph under "Hemosol Prior to the Arrangement", "The Labs Partnership After the Arrangement", the third paragraph under "Special Factors - Background to the Arrangement", the second paragraph under Special Factors - Reasons Why MDS and MDS Subco Consider the Arrangement to be Fair to Non-MDS Securityholders" and in Annexes K and L is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

Regulation M-A
Item 1004

(a) The information set forth in the Management Information Circular under "The Arrangement", "New Hemosol After the Arrangement - Share Capital", "Labco After the Arrangement - Share Capital" and "Income Tax Considerations" is incorporated herein by reference.

(a)(2)(i) The information set forth in the Management Information Circular under "Summary - Effects of the Arrangement", "Summary - The Arrangement" and "Summary - Pre- and Post-Arrangement Organizational Structure" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Management Information Circular under "Summary - Effects of the Arrangement" and "The Arrangement - Transaction Steps Under the Plan of Arrangement" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Management Information Circular under "Summary - Background and Reasons for the Arrangement", "Special Factors - Purpose of the Arrangement", "Special Factors - Background to the Arrangement" and "Special Factors - Reasons for the Arrangement" is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Management Information Circular under "Summary Term Sheet - Securityholder Approval", "Summary - Securityholder Approvals for the Arrangement" and "The Arrangement - Securityholder Approvals" is incorporated herein by reference.

(a)(2)(v) The information set forth in the Management Information Circular under "The Arrangement - Transaction Steps Under the Plan of Arrangement", "The Arrangement - Treatment of Hemosol Convertible Securities in Connection with the Arrangement", "The Arrangement - Treatment of Hemosol Options in Connection with the Arrangement", "Labco After the Arrangement - Description of Share Capital" and "Regulatory Matters - Securities Law Matters" is incorporated herein by reference.

(a)(2)(vi) The information set forth in the Management Information Circular under "The Arrangement - Accounting Treatment of the Arrangement" is incorporated herein by reference.

(a)(2)(vii) The information set forth in the Management Information Circular under "Income Tax Considerations" is incorporated herein by reference.

(c) The information set forth in the Management Information Circular under "The Arrangement - Transaction Steps Under the Plan of Arrangement", "The Arrangement - Treatment of Hemosol Convertible Securities in Connection with the Arrangement", "The Arrangement - Treatment of Hemosol Options in Connection with the Arrangement", "Labco After the Arrangement - Share Capital" and "Regulatory Matters - Securities Law Matters" is incorporated herein by reference.

(d) The information set forth in the Management Information Circular under "Summary Term Sheet - No Dissent Rights" and "The Arrangement - Court Approval" is incorporated herein by reference.

(e) No provision has been made by Hemosol, MDS or MDS Subco in connection with the Arrangement to grant unaffiliated Securityholders of Hemosol access to the corporate files of Hemosol, MDS or MDS Subco or to obtain counsel or appraisal services at the expense of Hemosol, MDS or MDS Subco.

(f) The information set forth in the Management Information Circular under "The Arrangement - Toronto Stock Exchange and NASDAQ Listings" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A
Item 1005

(a) The information set forth in the Management Information Circular under "Hemosol Prior to the Arrangement - Credit Facility" and "Hemosol Prior to the Arrangement - Clinical Trial Support Services" is incorporated herein by reference.

(b)and(c) The information set forth in the Management Information Circular under "The Arrangement - Interests of Certain Persons in the Arrangement", "Hemosol Prior to the Arrangement - Significant Corporate Transactions", "Special Factors - Background to the Arrangement", "Special Factors - Alternatives Considered", "Special Factors - Reasons for the Arrangement", "Special Factors - Recommendation of the Independent Committee" and "Special Factors - Recommendation of the Hemosol Board" is incorporated herein by reference.

(e) The information set forth in the Management Information Circular under "The Arrangement", "Hemosol Prior to the Arrangement - Strategic Alliance with ProMetic", "Hemosol Prior to the Arrangement - Credit Facility" and "Hemosol Prior to the Arrangement - Special Warrant Offering" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A
Item 1006

(b) The information set forth in the Management Information Circular under "The Arrangement - Transaction Steps Under the Plan of Arrangement" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Management Information Circular under "New Hemosol After The Arrangement", "The Arrangement - Toronto Stock Exchange and NASDAQ Listings", "The Arrangement - Distribution of Share Certificates", "Labco After the Arrangement", "The Blood Products Partnership After the Arrangement" and "The Labs Partnership After the Arrangement" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A
Item 1013

(a) The information set forth in the Management Information Circular under "Special Factors - Purpose of the Arrangement" and "Special Factors - Background to the Arrangement" is incorporated herein by reference.

(b) The information set forth in the Management Information Circular under "Special Factors - Alternatives Considered" is incorporated herein by reference.

(c) The information set forth in the Management Information Circular under "Special Factors - Reasons for the Arrangement" is incorporated herein by reference.

(d) The information set forth in the Management Information Circular under "Special Factors - Effects of the Arrangement", "The Arrangement - Transaction Steps Under the Plan of Arrangement", "The Arrangement - Post Arrangement Organizational Structure", "The Arrangement - Treatment of Hemosol Convertible Securities in Connection with the Arrangement", "The Arrangement - Treatment of Hemosol Options in Connection with the Arrangement", "The Arrangement - Distribution of Share Certificates", "New Hemosol After the Arrangement", "Labco After the Arrangement", "The Blood Products Partnership After the Arrangement", "The Labs Partnership After the Arrangement" and "Income Tax Considerations" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Regulation M-A
Item 1014

(a) The information set forth in the Management Information Circular under "Special Factors - Recommendation of the Independent Committee", "Special Factors - Recommendation of the Hemosol Board" and "Special Factors - Reasons Why MDS and MDS Subco Consider the Arrangement to be Fair to Non-MDS Securityholders" is incorporated herein by reference.

(b) The information set forth in the Management Information Circular under "Special Factors - Recommendation of the Independent Committee", "Special Factors - Recommendation of the Hemosol Board" and "Special Factors - Reasons Why MDS and MDS Subco Consider the Arrangement to be Fair to Non-MDS Securityholders" is incorporated herein by reference.

(c) The information set forth in the Management Information Circular under "Summary Term Sheet - Securityholder Approval", "Summary - Securityholder Approvals for the Arrangement", "The Arrangement - Securityholder Approvals" and "Regulatory Matters - OSC Rule 61-501 and AMF Policy Q-27 - Minority Approval" is incorporated herein by reference.

(d) The majority of directors who are not employees of Hemosol did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. However, the Board of Directors of Hemosol did form an Independent Committee for the purposes set forth in the Management Information Circular under "Special Factors - Background to the Arrangement", which is incorporated herein by reference.

(e) The information set forth in the Management Information Circular under "Special Factors - Recommendation of the Hemosol Board" is incorporated herein by reference.

(f) Hemosol has not received any firm offer from any unaffiliated person during the past two years for any merger or consolidation of Hemosol, the sale or other transfer of all or any substantial part of the assets of Hemosol, or any purchase of Hemosol's securities that would enable the purchaser to exercise control of Hemosol. This disclosure is set forth in the Management Information Circular under "Special Factors - Recommendation of the Independent Committee", which is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A
Item 1015

(a) The information set forth in the Management Information Circular under "Special Factors - KPMG Fairness Opinion", "Special Factors - Management Projections" and "Special Factors - Draft Report of PricewaterhouseCoopers LLP" is incorporated herein by reference.

(b) The information set forth in the Management Information Circular under "Special Factors - Background to the Arrangement", "Special Factors - KPMG Fairness Opinion" and "Special Factors - Draft Report of PricewaterhouseCoopers LLP" is incorporated herein by reference.

(c)(1) The KPMG Fairness Opinion is attached as Annex E to the Management Information Circular and is attached as Exhibit
                  (c)(i) hereto. The KPMG Fairness Opinion will be made available for inspection and copying at the principal executive offices of Hemosol during its regular business hours by any interested equity holder of Hemosol or representative who has been so designated in writing.

(c)(2)            The PwC Draft Report is attached as Exhibit (c)(iii) hereto.
                  The PwC Draft Report will be made available for inspection and copying at the principal executive offices of MDS during its regular business hours by any interested equity holder of Hemosol or representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A
Item 1007

(a) The information set forth in the Management Information Circular under "The Arrangement - Source of Funds" is incorporated herein by reference.

(b)               Not applicable.

(c) The information set forth in the Management Information Circular under "The Arrangement - Expenses of the Arrangement" is incorporated herein by reference.

(d) The information set forth in the Management Information Circular under "The Arrangement - Source of Funds" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A
Item 1008

(a) The information set forth in the Management Information Circular under "Hemosol Prior to the Arrangement - Ownership of Securities" and "General Proxy Matters - Voting Securities and Principal Holders Thereof" is incorporated herein by reference.

(b) The information set forth in the Management Information Circular under "Hemosol Prior to the Arrangement - Securities Transactions" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Regulation M-A
Item 1012

(d) The information set forth in the Management Information Circular under "The Arrangement - Agreement of MDS to Vote in Favour of the Arrangement" and "The Arrangement - Interests of Certain Persons in the Arrangement" is incorporated herein by reference.

(e) The information set forth in the Management Information Circular under "Special Factors - Recommendation of the Hemosol Board", "Special Factors - Reasons Why MDS and MDS Subco Consider the Arrangement to be Fair to Non-MDS Securityholders" and "The Arrangement - Interests of Certain Persons in the Arrangement" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

Regulation M-A
Item 1010

                  The Management Information Circular contains the summarized financial information required by Item 1010(c) of Regulation M-A instead of the financial information required by Item 1010(a) and (b). Financial information required by Item 1010(a) and (b) of Regulation M-A is disclosed or incorporated by reference herein.

(a)(1)            See Exhibit (a)(5)(i) hereto.

(a)(2)-(3)        Not applicable.

(a)(4) The information set forth in the Management Information Circular under "Annex G - Summary Historical Financial Information for Hemosol" is incorporated herein by reference.

(b)(1)-(3) The information set forth in the Management Information Circular under "Annex I - Pro Forma Financial Statements for New Hemosol" and "Annex J - Pro Forma Financial Statements for Labco" is incorporated herein by reference.

(c)(1)-(3) The information set forth in the Management Information Circular under "Annex G - Summary Historical Financial Information for Hemosol" is incorporated herein my reference.

(c)(4)            Not Applicable.

(c)(5) The information set forth in the Management Information Circular under "Annex G - Summary Historical Financial Information for Hemosol" is incorporated herein my reference.

(c)(6) The information set forth in the Management Information Circular under "Annex I - Pro Forma Financial Statements for New Hemosol" and "Annex J - Pro Forma Financial Statements for Labco" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A
Item 1009

(a) The information set forth in the Management Information Circular under "General Proxy Matters - Solicitation of Proxies" is incorporated herein by reference.

(b)               Not applicable.

ITEM 15. ADDITIONAL INFORMATION.

Regulation M-A
Item 1011

(b) The Management Information Circular contains other information that may be of interest to Hemosol's shareholders.

ITEM 16. EXHIBITS.

Regulation M-A
Item 1016

(a)(2)(a)         Press Release of Hemosol, dated February 12, 2004

(a)(2)(b)         Press Release of MDS, dated February 12, 2004

(a)(3)(i) Notice of Annual and Special Meeting and Management Information Circular of Hemosol Inc., dated March 10, 2004*

(a)(3)(ii)        Form of Proxy for Shareholders

(a)(3)(iii)       Form of Proxy for Eligible Convertible Securityholders

(a)(5)(i) Audited consolidated balance sheets of Hemosol as at December 31, 2003 and 2002 and the accompanying audited consolidated statements of loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2003, including the notes thereto and the report of the auditors thereon

(a)(5)(ii)        Annual Information Form of Hemosol, dated May 27, 2003

(a)(5)(iii) Balance Sheet of New Hemosol and the report of the auditors thereon(incorporated herein by reference to Annex H of the Notice of Annual and

                  Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(a)(5)(iv) Pro Forma Financial Statements for New Hemosol (incorporated herein by reference to Annex I of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(a)(5)(v) Pro Forma Financial Statements for Labco (incorporated herein by reference to Annex J of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(b)               Not applicable.

(c)(i) Fairness Opinion by KPMG to the Independent Committee of the Board of Directors of Hemosol Inc., dated February 11, 2004 (incorporated herein by reference to Annex E of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i))

(c)(ii)           Draft Materials for KPMG financial presentation to the Hemosol
                  Board

(c)(iii)          PwC Draft Report

(d)(i) Arrangement Agreement, dated as of February 11, 2004, between Hemosol and MDS (incorporated herein by reference to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i))

(d)(ii)           Blood Products Contribution Agreement**

(d)(iii) Blood Products Partnership Agreement (incorporated herein by reference to Exhibit 5 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(iv)           Blood Products Security Agreements**

(d)(v)            BPP Guarantee**

(d)(vi)           Escrow Agreement**

(d)(vii)          Amended and Restated Stock Option Plan of Hemosol, dated
                  December 7, 2000

(d)(viii)         Hemosol Stock Option Plan Amendment

(d)(ix) Warrant Indenture, dated November 28, 2003, between Hemosol and Computershare

(d)(x)            Labco Indemnity Agreement (incorporated herein by reference to
                  Exhibit 12 to Annex D of the Notice of Annual and Special Meeting and

                  Management Information Circular (Exhibit (a)(3)(i))

(d)(xi)           Labs Contribution Agreement**

(d)(xii)          Labs Management Agreement (incorporated herein by reference to
                  Exhibit 8 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(xiii) Labs Partnership Agreement (incorporated herein by reference to Exhibit 7 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(xiv) Letter of Understanding between MDS and Hemosol, accepted and agreed to by Hemosol on October 31, 2003, as amended

(d)(xv)           MDS Guarantee

(d)(xvi)          MDS Indemnity Agreement (incorporated herein by reference to
                  Exhibit 13 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(xvii) Memorandum of Understanding between MDS and Hemosol, dated October 22, 2002, as amended on December 23, 2003.

(d)(xviii)        New Hemosol MOU**

(d)(xix) New Hemosol Stock Option Plan (incorporated herein by reference to Annex F of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(xx) Warrant Certificate, dated November 22, 2002, relating to the Tranche A Warrants

(d)(xxi)          Partnership Interest Transfer Agreement**

(d)(xxii)         Consent of Ernst & Young LLP

(f)               Not applicable

(g)               Not applicable

------------------
* The Auditors' Consent set forth on page 124 of this exhibit shall not be deemed to be filed as part of this exhibit. In lieu of such consent, Ernst & Young LLP has provided the consent set forth as Exhibit (d)(xxii) hereto.

**       To be filed by amendment.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 19, 2004

                                        HEMOSOL INC.

                                        By: /s/ LEE D. HARTWELL
                                            ------------------------------------
                                            Name: Lee D. Hartwell
                                            Title: President, Chief Executive
                                                    Officer and Chief Financial
                                                    Officer

                                        MDS INC.

                                        By: /s/ JOHN ROGERS
                                            ------------------------------------
                                            Name: John Rogers
                                            Title: President and Chief Executive
                                                      Officer

                                        MDS LABORATORY SERVICES INC.

                                        By: /s/ BRADLEY G. LEGGE
                                            ----------------------------
                                            Name: Bradley G. Legge
                                            Title:  Director

                                  EXHIBIT INDEX

      EXHIBIT                          DESCRIPTION
      -------                          -----------
(a)(2)(a)         Press Release of Hemosol, dated February 12, 2004

(a)(2)(b)         Press Release of MDS, dated February 12, 2004

(a)(3)(i)         Notice of Annual and Special Meeting and Management
                  Information Circular of Hemosol Inc., dated March 10, 2004*

(a)(3)(ii)        Form of Proxy for Shareholders

(a)(3)(iii)       Form of Proxy for Eligible Convertible Securityholders

(a)(5)(i)         Audited consolidated balance sheets of Hemosol as at December
                  31, 2003 and 2002 and the accompanying audited consolidated statements of loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2003, including the notes thereto and the report of the auditors thereon

(a)(5)(ii)        Annual Information Form of Hemosol, dated May 27, 2003

(a)(5)(iii) Balance Sheet of New Hemosol and the report of the auditors thereon (incorporated herein by reference to Annex H of the Notice of Annual and Special Meeting and Management
                  Information Circular (Exhibit (a)(3)(i))

(a)(5)(iv) Pro Forma Financial Statements for New Hemosol (incorporated herein by reference to Annex I of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(a)(5)(v) Pro Forma Financial Statements for Labco (incorporated herein by reference to Annex J of the Notice of Annual and Special
                  Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(b)               Not applicable.

(c)(i)            Fairness Opinion by KPMG to the Independent Committee of the
                  Board of Directors of Hemosol Inc., dated February 11, 2004
                  (incorporated herein by reference to Annex E of the Notice of Annual and Special Meeting and Management Information Circular
                  (Exhibit (a)(3)(i))

(c)(ii)           Draft Materials for KPMG financial presentation to the Hemosol
                  Board

(c)(iii)          PwC Draft Report

(d)(i)            Arrangement Agreement, dated as of February 11, 2004, between
                  Hemosol and MDS (incorporated herein by reference to Annex D of the Notice of Annual and Special Meeting and Management
                  Information Circular (Exhibit (a)(3)(i))

(d)(ii)           Blood Products Contribution Agreement**

(d)(iii) Blood Products Partnership Agreement (incorporated herein by reference to Exhibit 5 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(iv)           Blood Products Security Agreements**

(d)(v)            BPP Guarantee**

(d)(vi)           Escrow Agreement**

(d)(vii)          Amended and Restated Stock Option Plan of Hemosol, dated
                  December 7, 2000

(d)(viii)         Hemosol Stock Option Plan Amendment

(d)(ix) Warrant Indenture, dated November 28, 2003, between Hemosol and Computershare

(d)(x)            Labco Indemnity Agreement (incorporated herein by reference to
                  Exhibit 12 to Annex D of the Notice of Annual and Special
                  Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(xi)           Labs Contribution Agreement**

(d)(xii)          Labs Management Agreement (incorporated herein by reference to
                  Exhibit 8 to Annex D of the Notice of Annual and Special
                  Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(xiii) Labs Partnership Agreement (incorporated herein by reference to Exhibit 7 to Annex D of the Notice of Annual and Special
                  Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(xiv) Letter of Understanding between MDS and Hemosol, accepted and agreed to by Hemosol on October 31, 2003, as amended

(d)(xv)           MDS Guarantee

(d)(xvi)          MDS Indemnity Agreement (incorporated herein by reference to
                  Exhibit 13 to Annex D of the Notice of Annual and Special
                  Meeting and Management

                  Information Circular (Exhibit (a)(3)(i))

(d)(xvii)         Memorandum of Understanding between MDS and Hemosol, dated
                  October 22, 2002, as amended on December 23, 2003.

(d)(xviii)        New Hemosol MOU**

(d)(xix) New Hemosol Stock Option Plan (incorporated herein by reference to Annex F of the Notice of Annual and Special
                  Meeting and Management Information Circular (Exhibit
                  (a)(3)(i))

(d)(xx)           Warrant Certificate, dated November 22, 2002, relating to the
                  Tranche A Warrants

(d)(xxi)          Partnership Interest Transfer Agreement**

(d)(xxii)         Consent of Ernst & Young LLP

(f)               Not applicable

(g)               Not applicable

     ------------------
     * The Auditors' Consent set forth on page 124 of this exhibit shall not be deemed to be filed as part of this exhibit. In lieu of such consent, Ernst & Young LLP has provided the consent set forth as Exhibit (d)(xxii) hereto.

     ** To be filed by amendment.

                                       18